*KH 3/14

AB 3/15

11019931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBS Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10200 Waterville St.
(No. and Street)

Whitehouse Ohio 43571
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Backes 419-482-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY + PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark E. Backes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBS Brokerage Services, Inc., as of 12-31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Michelle L. Sandwisch

Notary Public

NOTARIAL SEAL STATE OF OHIO

MICHELLE L. SANDWISCH
Notary Public, State of Ohio
My Commission Expires 10-08-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBS Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report on the Financial Statements

Board of Directors
OBS Brokerage Services, Inc.
Toledo, Ohio

We have audited the accompanying statement of financial condition of OBS Brokerage Services, Inc. (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OBS Brokerage Services, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Schaumburg, Illinois
February 28, 2011

OBS Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	86,123
Deposits with clearing broker-dealers		85,992
Receivable from clearing broker-dealers		158,366
Furniture and equipment, net of accumulated depreciation of $282,421		12,624
Prepaid expenses and other assets		67,170
Total Assets	$	410,275
Liabilities and Stockholder's Equity		
Commissions payable	$	68,960
Accounts payable and accrued liabilities		124,045
Total Liabilities		193,005
Commitments and contingent liabilities		
Stockholder's equity:		
Common stock, no par value; 1 share authorized and issued		647,759
Additional paid-in capital		1,822,992
Accumulated deficit		(2,253,481)
Total Stockholder's Equity		217,270
Total Liabilities and Stockholder's Equity	$	410,275

Note 1. Nature of Organization and Significant Accounting Policies

OBS Brokerage Services, Inc. (the Company) (Formerly known as Online Brokerage Services, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation that is a wholly-owned subsidiary of OBS Holdings, Inc. (Holdings). Holdings is a wholly owned subsidiary of the credit union service organization Credit Union Liquidity Services, Inc. (Parent). The Company's customer base is located nationwide, with an emphasis in the Midwest region.

The Company does not hold funds or securities for, or owe funds or securities to, its customers, and therefore is exempt from the provisions of SEC Rule 15c-3-3 based on Paragraph (k)(2)(ii) of the Rule.

The Company has historically relied on its Parent to provide operating funds in order to meet its minimum regulatory capital requirements. If these capital requirements are not met, the Company could be subject to regulatory actions ranging from increased supervision and limited customer services to liquidation. The Parent has committed to continue to provide the operating funds necessary to allow the Company to meet its minimum regulatory capital requirements through December 31, 2011. Management believes this funding will be sufficient for the Company to meet its minimum regulatory capital requirements through December 31, 2011.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned: Securities owned are presented in the financial statements at fair value in accordance with GAAP. Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

Furniture and Equipment: Furniture and equipment, including capitalized software, are stated at cost less accumulated depreciation. Depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Included in furniture and equipment are certain immaterial capitalized leases, which are shared with an affiliate under common ownership as required by the expense sharing agreement.

Income Taxes: The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

When Holdings files its consolidated income tax returns and when the Company files its individual state and local income tax returns, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions in the consolidated income tax returns attributable to the Company.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations. The Company files in the U.S. federal jurisdiction and the state of Ohio. With few exceptions, the Company is no longer subject to examination by the Internal Revenue Service for years before 2007.

Note 2. Deposits With and Receivable From Clearing Broker-Dealers

The Company has entered into fully disclosed clearing agreements with National Financial Services, LLC (National Financial), Penson Financial Services, Inc. (Penson), and Pershing LLC (Pershing) whereby customer accounts are cleared and carried by these clearing organizations. The Company maintains cash deposits with National Financial, Penson and Pershing of $35,000, $25,992 and $25,000, respectively, which are included in deposits with clearing broker-dealers in the statement of financial condition.

The Company also maintains cash and unsettled transactions with National Financial, Penson and Pershing. These accounts had balances of $40,316, $44,464 and $73,586 at December 31, 2010, respectively, and are reflected in receivable from clearing broker-dealers in the statement of financial condition.

Note 3. Benefit Plans

The Company has a 401(k) Plan (the Plan), which covers all employees who meet eligibility requirements. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes the Plan matching contribution up to a maximum of 3 percent of an employee's compensation. The Company contributed $5,502 to the Plan for the year ended December 31, 2010.

Note 4. Furniture and Equipment

Furniture and equipment at December 31, 2010 are summarized as follows:

Furniture and equipment	$	222,233
Capitalized software		72,812
		295,405
Accumulated depreciation and amortization		(282,421)
	$	12,624

In January 2006, the Company entered into a lease agreement for office space with a related party under common ownership, Overy-Campbell Properties, LLC (Properties) that matures in December 2015. Future annual minimum payments under this agreement are as follows:

2011	$	41,244
2012		53,748
2013		60,000
2014		60,000
2015		60,000
Total minimum lease payments	$	274,992

Note 5. Related Party

The Company and an affiliate under common ownership have entered into an expense sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance, insurance and certain salaries are allocated on a 50 percent basis to each entity. The Company had a payable balance to this affiliate of $25,182 at December 31, 2010.

Note 6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns.

At December 31, 2010, the Company had net operating loss carryforwards of approximately $4,500,000, which expire through the year 2029. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of net operating loss carryforwards on an annual basis may be limited. However, since the ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $1,800,000 at December 31, 2010. The valuation allowance increased by approximately $150,000 in 2010 to offset an equivalent deferred tax benefit related to the net operating loss carryforward. At December 31, 2010, there was no net tax receivable from Holdings.

Note 7. Off-Balance Sheet Risk and Concentration of Credit Risk

Since the Company does not clear its own securities transactions, it has established accounts with clearing broker-dealers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing broker-dealer's obligation to comply with the rules and regulations of the Securities Exchange Commission (SEC). At December 31, 2010, $85,992 is reflected on the statement of financial condition as clearing deposits held with its clearing broker-dealers, which are members of nationally recognized exchanges. Additional terms of the clearance agreements require the Company to maintain a minimum coverage on its broker's blanket bond. The Company consistently monitors the credit worthiness of the clearing broker-dealers to mitigate the Company's exposure to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $137,476, which was $87,476 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.40 to 1.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.